Final Term Sheet

EUR 5,000,000,000 3.50% Global Bonds due 2009

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	July 15, 2009

Redemption Amount:	100%

Interest Rate:	3.50% per annum, payable annually in arrears

Date of Pricing:	June 14, 2006

Closing Date:	June 21, 2006

Interest Payment Dates:	July 15 in each year

First Interest Payment Date:	July 15, 2006

Interest Accrued to First Payment Date:	EUR 11,506,849.32

Currency of Payments:	EUR to CBF USD to DTC bondholder unless it elects EUR

Price to Public/Issue Price:	99.838%

Underwriting Commissions:	0.075%

Proceeds to KfW:	99.763%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (official market)

Business Day:	For payments in EUR: Frankfurt For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	CBF, CBL, Euroclear and DTC

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769 BU 7

ISIN:	DE000A0JRLV6

Rating of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Lead Managers:	ABN AMRO Bank N.V.

Dresdner Bank Aktiengesellschaft

HSBC France

Co-Lead Managers:

Barclays Bank PLC

BNP Paribas

Citigroup Global Markets Ltd.

Credit Suisse Securities (Europe) Limited

Deutsche Bank AG, London Branch

Goldman Sachs International

J.P. Morgan Securities Ltd.

Merrill Lynch International

Morgan Stanley & Co. International Limited

Nomura International plc

The Royal Bank of Scotland plc

UBS Limited

Stabilization Manager:	Dresdner Bank Aktiengesellschaft

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. (KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000115697306000021/f01146b5e424b5.htm#301). Alternatively, any manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1-888-226-3756.